Trinity Mirror plc

12g3-2(b)



06013457

5 May 2006



SEC MAIL PROCESSING
RECEIVED
MAY 1 6 2006
WASH, D.C.
160
SECTION

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

SUPPL

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Josefina Tallqvist

Encs.

PROCESSED
MAY 18 2006
THOMSON
FINANCIAL

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405

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Announcement Details

Company Name	Trinity Mirror PLC
Category	Director/PDMR Shareholding
Headline	Director/PDMR Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

Trinity Mirror plc ("the Company") - Directors' Dealing

The Company announces that following his appointment as a Director and Chairman on the 4th May 2006 Sir Ian Gibson has notified the Company that he has today purchased 18,850 shares in the Company at 530.5p per share.

The Company has also been notified that the Chief Executive, Sly Bailey, has today purchased 9,350 shares in the Company a 528.5p per share.

DR 3.1.4 R(1) information in relation to Sir Ian Gibson:

(1) Notification in accordance with both DR 3.1.4R(1)(a) and (b);

(2) Name of Director: Sir Ian Gibson CBE;
(3) This interest is beneficial;
(4) 10p Ordinary Shares;
(5) Price per share: 530.5p;
(6) Resulting holding; 18,500 (less than 0.01%);

DR 3.1.4 R(1) information in relation to Sly Bailey:

(1) Notification in accordance with both DR 3.1.4R(1)(a) and (b);
(2) Name of Director: Mrs Sylvia Bailey;
(3) This interest is beneficial;
(4) 10p Ordinary Shares;
(5) Price per share: 528.5p;
(6) Resulting holding; 60,855 (0.02%);

Contact name at Company:

Paul Vickers
Company Secretary Tel: 020 7293 3358

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